Exhibit 97
Dodd-Frank Compensation Recoupment Policy of
Cencora, Inc.
Adopted as of November 8, 2023, with retroactive effectiveness from October 2, 2023
Section 1.    Purpose.
Cencora, Inc. (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy”) to implement a mandatory clawback policy in the event of a Restatement in compliance with the applicable rules of the NYSE.
Any capitalized terms used, but not immediately defined, in this Policy have the meanings set forth in Section 14.
Section 2.    Administration.
This Policy shall be administered in the sole discretion of the Committee. The Committee shall have the discretion to interpret this Policy and make all determinations with respect to this Policy, consistent with applicable law and this Policy. Without limiting the foregoing this Policy shall be interpreted in a manner that is consistent with the requirements of the Applicable Rules, and compliance with this Policy shall not be waived by the Committee, the Board or the Company in any respect. Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals.
Section 3.    Effective Date.
This Policy is effective as of October 2, 2023 (the “Effective Date”). This Policy applies to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date as described in Section 7 below.
Section 4.    Amendment.
The Committee may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules. Without limiting the forgoing, the Committee may amend this Policy as it deems necessary to reflect any amendment of the Applicable Rules or regulations or guidance issued under the Applicable Rules.
Section 5.    No Substitution of Rights; Non-Exhaustive Rights.
Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to (a) the Company’s Omnibus Incentive Plan, 2022 Omnibus Incentive Plan, or any successor plan thereto, the Company’s Annual Incentive Plan, or any other incentive plan or policy of the Company or any of its subsidiaries, (b) the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement or arrangement, (c) the Company’s Financial Recoupment Policy, which applies to certain businesses pursuant to the Corporate Integrity Agreement, dated September 28, 2018, entered into by the Company with the Office of Inspector General of the United States Department of Health and Human Services, (d) the Company’s Discretionary Compensation Recoupment Policy (the “Discretionary Recoupment Policy”) or (e) any other legal remedies available to the Company under applicable law.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with the Committee determining that this Policy should apply, including termination of the employment of, or initiating legal action against, an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.
Section 6.    Recovery on a Restatement.
In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.
Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Executive Officer in connection with a Restatement.
Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to the Regulators as required by the Applicable Rules.
In addition to the foregoing, in the event that an Executive Officer fails to promptly repay or reimburse erroneously awarded compensation that is subject to recovery, the Committee may require the Executive Officer to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.
Section 7.    Covered Executive Officers and Covered Incentive-Based Compensation.
This Policy covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received or during the performance period applicable to such Incentive-Based Compensation. Incentive-Based Compensation shall not be recovered under this Policy to the extent it was Received by any person before the date the person was determined to have begun serving as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.
This Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. For the avoidance of doubt, this will include Incentive-Based Compensation that may have been approved, awarded or granted to an Executive Officer on or before the Effective Date if such Incentive-Based Compensation is Received on or after the Effective Date.

Section 8.    Limited Exceptions to Recovery.
The Committee shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation subject to this Policy, including those methods set forth in Section 10.
No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:
(a)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to the NYSE;
(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such violation, and (ii) provide a copy of such opinion to the NYSE; or
(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.
Section 9.    Reporting; Disclosure; Monitoring.
The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.
Section 10.    Methods of Recovery.
Subject to Section 8, in the event that the Committee determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Incentive-Based Compensation. The actions may include, without limitation (and as applicable), any method of recovery described in the Discretionary Recoupment Policy and/or any of the following:
(a)forfeit, reduce or cancel any Incentive-Based Compensation (whether vested or unvested) that has not been distributed or otherwise settled;
(b)seek recovery of any Incentive-Based Compensation that was previously paid to the Executive Officer;
(c)seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based Incentive-Based Compensation;
(d)recoup any amount in respect of Incentive-Based Compensation that was contributed or deferred to a plan that takes into account Incentive-Based Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Incentive-Based Compensation;

(e)offset, withhold, eliminate or cause to be forfeited any amount that could be paid or awarded to the Executive Officer after the date of determination; and/or
(f)take any other remedial and recovery action permitted by law, as determined by the Committee.
In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the obligations of the Executive Officer to the Company as the Committee deems appropriate.
Section 11.    Notice.
Before the Company takes action to seek recovery of compensation pursuant to this Policy or any other action provided for under this Policy against an Executive Officer, the Company shall take commercially reasonable steps to provide such individual with advance written notice of such clawback; provided that this notice requirement shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation.
Section 12.    No Indemnification.
Neither the Company nor any of its subsidiaries shall indemnify any current or former Executive Officer against the loss of erroneously awarded compensation, and neither the Company nor any of its subsidiaries shall pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.
Section 13.    Governing Law.
This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to choice of law principles. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.
Section 14.    Defined Terms.
The following capitalized terms used in this Policy have the following meanings:
(a)“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder and Section 303A.14 of the Listed Company Manual of the NYSE.
(b)“Board” means the Board of Directors of the Company.
(c)“Committee” means the Compensation and Succession Planning Committee of the Company, or, in the absence of such committee, a majority of independent directors serving on the Board.
(d)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(e)“Executive Officer” means each person who is identified as an “executive officer,” as defined in Rule 10D-1(d) under the Exchange Act and Section 303A.14(e) of the Listed Company Manual of the NYSE, which would include any president, principal financial officer or principal accounting officer (or if there is no such accounting officer, the controller) of the Company or any of its subsidiaries, any vice president of the Company or any of its subsidiaries in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or other person who performs significant policy-making functions for the Company, as determined under 17 CFR §229.401(b). The term “Executive Officers” shall include all of the

Company’s current and former executive officers who served as an executive officer at any time during the applicable performance period for the Incentive-Based Compensation. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Incentive-Based Compensation pursuant to this Policy.
(f)“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.
(g)“Incentive-Based Compensation” means any compensation that is granted, earned or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are based on goals unrelated to Financial Reporting Measures.
(h)“NYSE” means the New York Stock Exchange LLC.
(i)“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(j)“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement.
(k)“Regulators” means, as applicable, the Securities and Exchange Commission and the NYSE.
(l)“Restatement” means that the Company is required to prepare an accounting restatement due to a material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
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